Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202




                                  July 9, 1997


Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

         Re:      Public Service Company of Oklahoma
                  File No. 70-7601; Amendment No. 2 (Post Effective)

Dear Mr. Katz:

         This letter is to advise the Securities and Exchange Commission (the "Commission") that Public Service of Oklahoma ("PSO"), a subsidiary of Central and South West Corporation, hereby withdraws the Form U-1 Application-Declaration of PSO in File No. 70-7601, Amendment No. 2, (Post-Effective) as filed with the Commission on May 13, 1997.

         If you have any questions regarding this letter, please do not hesitate to call Mark Menezes of CSW at (202) 628-0886 or Joris Hogan of Milbank, Tweed, Hadley & McCloy at (212) 530-5106.

                                  Very truly yours,

                                  CENTRAL AND SOUTH WEST CORPORATION
                                  PUBLIC SERVICE COMPANY OF OKLAHOMA

                                  By:  /s/ WENDY G. HARGUS
                                           Wendy G. Hargus
                                           Treasurer

cc:      Bonnie Wilkinson
         Martha Cathey Baker
         Robert P. Wason
         Office of Public Utility Regulation
         Division of Investment Management

         Joris M. Hogan/Milbank, Tweed, Hadley & McCloy